[Letterhead of Wilson, Sonsini, Goodrich & Rosati, P.C.]

January 6, 2011

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Kevin L. Vaughn, Accounting Branch Chief

Re:	QuickLogic Corporation
Form 10-K for the Fiscal Year Ended January 3, 2010
Filed March 12, 2010
Form 10-Q for the period ended October 3, 2010
File No. 0-22671

Dear Mr. Vaughn:

We are submitting this letter on behalf of QuickLogic Corporation (“QuickLogic” or the “Company”) in response to the Securities and Exchange Commission’s (the “Commission”) letter dated December 20, 2010 (the “Comment Letter”) addressed to Ralph S. Marimon, Vice President, Finance and Chief Financial Officer of the Company. For your convenience, we have repeated your comments 1 through 6 below and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. Please feel free to contact me at the number at the end of this response letter with any further questions or comments you may have.

Form 10-K for the Fiscal Year Ended January 3, 2010

Item 1, Business, page 3

1.	Please tell us, with a view toward disclosure in future filings:

•	the portion of your revenues related to the patent or patents set to expire in 2010. We note the disclosure in the penultimate paragraph on page 17; and

•

the portion of your revenues derived from the intellectual property in dispute, as mentioned on Note 16 on pages 81-82, and which of your products or technology allegedly infringes on the plaintiff’s patent. For example, does the dispute relate to the ViaLink technology mentioned on page 4, which you describe as the “foundation of [y]our competitive advantage?”

Securities and Exchange Commission

Attention: Kevin L. Vaughn

January 6, 2011

Response:

In response to the first bullet above, the Company respectfully submits that it does not have the ability to accurately determine the portion of revenues related to the patent or patents set to expire in 2010. In addition, the Company submits that such disclosure would not be meaningful to investors as the Company believes that the expiration of patents in 2010 will not have a material impact on its revenue. Given the typically short life cycles of its products, the Company’s continued success depends upon its ability to continually innovate with new products to take advantage of new customer design opportunities. Although these design opportunities often incorporate proprietary technology from existing products as well as new technology, many of the Company’s older patents do not relate to technology in the Company’s current product offerings. As noted in the Company’s Form 10-K for the Fiscal Year Ended January 3, 2010 (the “2009 10-K”), the Company maintains a large patent portfolio to protect its innovations. In most cases, revenue will decline from a decrease in demand for mature products long before the expiration of pending or issued patents relating to the underlying technology in such products. The Company’s decision to cease maintaining a patent is determined on the importance of the patent in its current or future product offerings. To the extent that a patent is no longer used in the Company’s current products or is not expected to be used in its future products, the Company will cease maintaining a patent or otherwise let it expire. In response to the Commission’s comment, the Company undertakes to clarify this disclosure in its future filings.

In response to the second bullet above, the Company advises the Commission that the complaint filed by Xpoint Technologies, Inc. (Xpoint) in the U.S. District Court for the District of Delaware does not relate to its ViaLink® technology. The alleged patent infringement relates to the Company’s Smart Programmable Integrated Data Aggregator (SPIDA) Proven System Block (PSB), which may be integrated in a Customer Specific Standard Product (CSSP) built on the Company’s ArcticLink II silicon platform. As noted in the 2009 10-K, the Company believes it has meritorious defenses and intends to defend against this action vigorously. As recently as October 19, 2010, Xpoint filed a motion to amend its complaint for a third time to limit its claims solely to allegations of indirect infringement based on the Company’s SPIDA product. In addition, the Company estimates that the loss of revenues relating to the intellectual property in dispute would not be material to the Company or investors. In response to the Commission’s comment, the Company undertakes to clarify this disclosure in its future filings.

Securities and Exchange Commission

Attention: Kevin L. Vaughn

January 6, 2011

Item 11, Executive Compensation, page 86

2.

We refer to your disclosure in the second paragraph under “Cash-Based Compensation” that you have incorporated by reference from page 18 of your proxy statement. In future filings, please identify the companies in the peer group and disclose how the data was utilized, such as how the data relates to the compensation you pay to your NEOs.

Response:

In response to the Commission’s comment, the Company undertakes in future filings to identify the companies in the peer group and disclose how the data was utilized, including how the data relates to the compensation it pays its NEOs. The Company supplementally advises the Commission that it did not have a specific peer group in the 2009 analysis, but rather used a general technology survey (the “Radford Global Technology Survey”) prepared by Radford Surveys + Consulting (“Radford”) that referred to high technology public companies with less than $50 million of annual revenue. More recently, however, the Compensation Committee and Radford have identified and created a specific peer group for executive compensation purposes that the Company intends to use in its 2011 analysis.

3.

The first sentence of the third paragraph under the heading of “Cash-Based Compensation” states that base salaries and target incentive cash compensation are set within a range. The second sentence states that such compensation components are set based on performance and contribution and “numerous other factors.” Please reconcile. To the extent you target total compensation or any components to the “range” you mention, please tell us, and revise future filings to disclose, that range. Also, if the amounts you actually pay deviate materially from that range, please tell us, and revise future filings to explain, the reasons for the difference.

Response:

In response to the Commission’s comment, the Company advises the Commission that in 2009 the Compensation Committee set base salaries and target incentive cash compensation within the range of total target cash compensation reported in the Radford Global Technology Survey. The Compensation Committee reviews this information since the companies represented in the Radford Global Technology Survey generally compete for executives with the same skill sets, experience and other qualifications that are sought by the Company. The Company further advises the Commission that the Compensation Committee targets total cash compensation at the midpoint of the range in the survey as an initial reference point, but then adjusts actual base salary and target incentive cash compensation based on individual performance and contribution as well as numerous other factors, which in past years has included experience, market competitiveness for the talent in a similar role, company performance, internal pay relativities, the ability to affect Company performance, as well as individual factors and needs. Actual cash compensation did not materially deviate from the range in the Radford Global Technology Survey. The Company undertakes to revise future filings to clarify its use of survey data in future filings.

Securities and Exchange Commission

Attention: Kevin L. Vaughn

January 6, 2011

4.	Please tell us, and revise future filings to clarify, how you determine the relative proportion of base salary and incentive compensation as it relates to the “range” mentioned in your disclosure.

Response:

In response to the Commission’s comment, the Company advises the Commission that the Compensation Committee determines the relative proportion of base salary and incentive compensation based on the individual responsibilities of the executive officer. For example, the Vice President of Worldwide Sales has a higher percentage of target total cash compensation based on achievement of target incentives than the Vice President of Human Resources. The proportion of incentive compensation for a specific executive officer role is reported in the Radford Global Technology Survey and the Company and the Compensation Committee use this data to identify and guide the setting of appropriate percentages. In 2009, the relative proportion of base salary versus incentive compensation did not materially deviate from the range in the Radford Global Technology Survey. The Company undertakes to revise future filings to clarify its use of survey data in setting relative proportions of compensation in its future filings.

Quarterly Report on Form 10-Q for the period ended October 3, 2010

Note 1 — The Company and Basis of Presentation, page 7

5.

We note that you recorded out of period adjustments of $209,000 and $131,000 during the period ended October 3, 2010. Please explain to us in greater detail the nature of the errors. In addition, please provide us with your full materiality analysis for 2010 and for any prior periods affected by the errors, including a discussion of how you considered the quantitative impact of the errors. For reference see SABs 99 and 108.

Response:

During the three and nine month periods ended October 3, 2010, the Company recorded the following two out of period adjustments (all amounts in $’000’s):

	3 months ended Oct-3-10	9 months ended Oct-3-10
Relating to intraperiod tax allocation, net	209,000	209,000
Relating to intercompany dividend (Q2, 2010)	—	(78,000)

Net	209,000	131,000

A further description of the nature of each of the two adjustments listed above is as follows:

Intraperiod tax allocation

During the third quarter of fiscal 2010, an adjustment was identified relating to the Company’s prior application of ASC 740-20-45-7 (FAS 109 Para. 140) - Intraperiod Tax Allocations.

Securities and Exchange Commission

Attention: Kevin L. Vaughn

January 6, 2011

In summary, ASC 740 requires companies to determine tax expense without regard to the tax effects of income from other categories of income or loss such as Accumulated Other Comprehensive Income (AOCI) or discontinued operations and compute the tax provision on a with and without basis. However, ASC 740-20-45-7 provides an exception to the with and without approach when there is (i) a pre-tax loss from continuing operations and (ii) pre-tax income from other categories. This exception applies regardless of whether the company has a valuation allowance against its net deferred tax assets.

QuickLogic had book and tax losses on a US and consolidated basis for 2009 and for 2010. In addition, the Company established a full valuation allowance against its US deferred tax assets several years ago. In QuickLogic’s case however, although the Company experienced losses from continuing operations in fiscal 2009, it recorded unrealized gains of approximately $1.1 million in 2009 in AOCI attributable to unrealized gains on investments in held for sale securities. The guidance in ASC 740-20-45-7 requires the unrealized gain in AOCI to be tax effected with a corresponding tax benefit being recorded in continuing operations. The tax effect of these unrealized gains amounted to $436,000.

Furthermore, in Q1, 2010, the Company made partial sales of its single available for sale security requiring the reversal of the tax expense recorded in AOCI in the amount of $227,000. The net impact of recording these correcting entries in the third quarter of fiscal 2010 was $209,000.

Intercompany dividend

During the second quarter of fiscal 2010, an adjustment was identified relating to the Company’s prior accounting for an intercompany dividend paid by one of the Company’s wholly owned subsidiaries. In Q4, 2008, the intercompany dividend of $78,000 had incorrectly been reflected in the consolidated income statement and not eliminated on consolidation as opposed to being reflected through retained earnings. The correcting entry was recorded through interest income and other, net in the second quarter of 2010.

Materiality assessment

In assessing the materiality of the adjustments above, the Company considered the following guidance:

•	SAB 99 “Materiality”;

•	SAB 108 “Considering the effects of prior year misstatements when quantifying misstatements in current year financial statements”; and

•	ASC 270-10-45-16 “Interim Financial Statements.”

Management assessed the adjustments on the periods in which the originating entries arose and also the periods in which the entries were corrected.

Securities and Exchange Commission

Attention: Kevin L. Vaughn

January 6, 2011

Assessment of impact of incorrect recording of intercompany dividend

Had the entries relating to the intercompany dividend been posted correctly to the period to which they related, the impact on the key financial statement line items would have been as follows (all amounts in $’000’s, except EPS):

	Q4 2008		FY 2008
	As reported	As adjusted	As reported	As adjusted
Interest income and other (expense), net	(94)	(172)	(6)	(84)
Net Loss	(2,620)	(2,698)	(9,355)	(9,433)
Other long-term assets	903	825	903	825
EPS	(0.09)	(0.09)	(0.32)	(0.32)
% impact on net loss		3%		1%

Assessment of impact of incorrect recording of intraperiod tax allocation

Had the entries relating to the intraperiod tax allocation been posted correctly to the period to which they related, the impact on the key financial statement line items would have been as follows (all amounts in $’000’s, except EPS):

	Q1 2009		Q2 2009		Q3 2009		Q4 2009		FY 2009		Q1 2010
	As reported	As adjusted	As reported	As adjusted	As reported	As adjusted	As reported	As adjusted	As reported	As adjusted	As reported	As adjusted
Interest income and other (expense), net	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Provision for (benefit from) income taxes	4	(43)	(15)	(67)	7	(305)	(59)	(85)	(63)	(500)	15	242
Net Loss	(1,596)	(1,549)	(3,227)	(3,175)	(2,997)	(2,685)	(1,934)	(1,908)	(9,754)	(9,317)	(143)	(370)
Accumulated other comprehensive income	121	74	255	203	1,062	750	1,130	1,104	1,130	693	1,005	796
Total stockholders equity	20,771	20,771	18,435	18,435	17,009	17,009	21,259	21,259	21,259	21,259	21,825	21,825
EPS	(0.05)	(0.05)	(0.11)	(0.11)	(0.10)	(0.09)	(0.06)	(0.06)	(0.32)	(0.30)	—	0.01
% impact on net loss		-3%		-2%		-10%		-1%		-4%		159%

Notes:

(1) The impact to each of the four quarters in fiscal 2009 is a reduction in AOCI (to tax effect the unrealized gain recorded in the period) with a corresponding credit to the provision for (benefit from) income taxes. The cumulative effect of the adjustments in fiscal 2009 amounted to $436,000 and represents the tax effect of unrealized gains recorded in 2009 of $1.1 million.

(2) The impact to the first quarter of fiscal 2010 reflects the reversal of tax expense recorded in AOCI in the amount of $227,000 resulting from the partial sale of the investment held for sale.

Securities and Exchange Commission

Attention: Kevin L. Vaughn

January 6, 2011

Assessment of recording the correcting entries in fiscal 2010

In addition to the assessment above, the Company also considered the impact of the correcting entries to the period in which they were recorded. Key financial statement line items impacted by the correcting entries in fiscal 2010 are as follows (all amounts in $’000’s, except EPS):

	Q2 2010		Q3 2010		9-months YTD
	Original	As adjusted	Original	As adjusted	Original	As adjusted
Interest income and other (expense), net	28	(50)	25	25	32	(46)
Provision for (benefit from) for income taxes	13	13	17	(192)	45	(164)
Net income (loss)	(215)	(293)	341	550	61	192
Accumulated other comprehensive income	805	805	786	577	786	577
EPS (Basic)	(0.01)	(0.01)	0.01	0.02	0.00	0.01
% impact on net income (loss)		36%		61%

Note - “As adjusted” included in the table above reflects the impact of the adjustment correction in that period.

Impact of the correcting entries on the full fiscal year ending December 2010

Although the percentage impact of the correction on net income (loss) is significant to the second and third quarters of fiscal 2010, this is a result of the fact that the Company’s net income (loss) during the periods were low and any adjustments to this line item appear significant on a percentage basis. The Company also considered the guidance in ASC 270-10-45-16 “Interim Financial Statements” to assess the impact of the correcting entries to the full fiscal year ending December 2010. Based on a forecast full year income of approximately $850,000, the net out of period adjustment of $131,000 would represent approximately 15% of the full year’s income.

Quantitative assessment of materiality

As shown in the tables above, although the percentage impact of the originating entries and out of period adjustments are greater than 5% of net income (loss) in certain periods, the Company does not consider the overall impact to the financial statements to be material for the following reasons:

•

Historically (2009 and prior) the Company has experienced operating losses in excess of $9 million each year (2009 - $9.7 million, 2008 - $9.4 million, 2007 - $11.1 million, 2006 - $9.2 million). Given the Company’s continued losses from operations, the Company believes that investors have increasingly looked at revenue to assess how effective the Company has been at penetrating new markets and creating wins out of design-in opportunities. Additionally, management believes that investors have also looked at the proportion of legacy business to new product business to assess the Company’s growth potential. Neither of the adjustments described above impact revenue for any of the periods presented.

Securities and Exchange Commission

Attention: Kevin L. Vaughn

January 6, 2011

•

As the Company transitioned out of the semiconductor industry downturn and transitioned to its new product platform, it anticipated and has experienced improved operating margin during fiscal 2010. Accordingly, as the Company has approached breakeven results, management believes investors have been less focused on the absolute profit or loss, and more focused on the level and percentage of operating costs and cash burn/generation as a measure of the Company’s success in transitioning through the downturn and into a new product platform. Neither of the adjustments described above impact operating costs for any of the periods presented.

•

The interest income and other (expense), net line item in the financial statements has not been a significant line item for the Company in any of the prior periods presented. This line item includes interest earned on the Company’s cash and cash equivalents portfolio and other miscellaneous items that are not significant to the financial statements. This line item does not include any material items nor does it reflect any material changes to significant asset or liability accounts. Any material non-operating items have historically been disclosed separately in the statement of operations (e.g. write down of investments, etc).

•

Given the Company’s tax profile, the Company’s provision for / benefit from income taxes line item in the financial statements has been relatively immaterial to the overall financial statements. Historically, the Company reported a minimal tax provision relating to income in foreign jurisdictions only as a full valuation allowance against its net deferred tax assets was established several years ago. As a result, management believes investors are less focused on the absolute provision for or benefit from income taxes and instead more focused on the cash flow impact or actual cash taxes paid. The adjustment relating to intraperiod tax allocation has no impact to cash taxes paid or payable for any of the prior periods presented nor will it result in additional cash taxes being paid in the future.

In addition to the primary factors above, the Company also considered the following quantitative factors:

•	The adjustments had no impact on the Company’s segment reporting analyses as the Company operates in one reportable segment. The Company includes company-wide disclosures relating to:

•	Revenue analysis by product type

•	Geographical distribution of revenue

•	Customer concentration

•	Less than 10% of long-lived assets located outside the USA

Securities and Exchange Commission

Attention: Kevin L. Vaughn

January 6, 2011

•	No other quantitative footnote disclosures were impacted by the adjustment.

The Company has a revolving line of credit of $2 million, which has been utilized at various times since fiscal 2008 and which remains outstanding as of the end of the third quarter of fiscal 2010. Covenants included in the facility agreements require the Company to maintain:

•	Tangible net worth of at least $15 million

•	Unrestricted cash and cash equivalents of at least $8 million

•	Quick ratio of 2:1

•	The covenants which are disclosed in the Company’s SEC filings would not have been impacted had the entries been recorded in the period to which they related.

•	There were no other out of period adjustments in any of the periods presented other than as noted above.

Qualitative assessment of materiality

In addition to the quantitative factors above, the Company assessed the qualitative factors set forth in SAB 99 as well as other factors believed to be relevant:

Qualitative consideration	Company’s Assessment

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and if so, the degree of imprecision inherent in the estimate.	The misstatement arises from an item capable of precise measurement.

Whether the misstatement masked a change in earnings or other trends.	As shown in the tables and discussed in the narrative above, the misstatement did not mask any change in earnings or other trends.

Whether the misstatement hid a failure to meet analysts’ consensus expectations for the enterprise.

The misstatement does not hide a failure to meet analysts’ consensus expectations for the enterprise. As shown in the tables above, for the majority of periods, had the entries been recorded in the period to which they related, the impact would have been to decrease the net loss for the period.

Whether the misstatement changed a loss into income or vice versa.	The direction of net loss does not change for any of the years or quarterly periods in which the error occurred.

Securities and Exchange Commission

Attention: Kevin L. Vaughn

January 6, 2011

Qualitative consideration	Company’s Assessment

Whether the misstatement concerned a segment or other portion of the Company’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	The Company operates in one reportable segment (see segment reporting discussion above).

Whether the misstatement affected the Company’s compliance with regulatory requirements.	The misstatement has no impact on the Company’s regulatory compliance.

Whether the misstatement affected the Company’s compliance with loan covenants or other contractual requirements.	The misstatement has no impact on the Company’s compliance with loan covenants or other contractual requirements (see discussion on covenants above).

Whether the misstatement had the effect of increasing management’s compensation.	The prior period adjustments did not increase management’s compensation.

Whether the misstatement involved concealment of an unlawful transaction or did management act intentionally.	The misstatement was unintentional and resulted primarily from the misapplication of a complex section of the accounting guidance relating to intraperiod tax allocation.

Based on the analyses above, neither management nor the Audit Committee consider the correction of the errors as out of period adjustments in fiscal 2010 to be material to any of the periods in which the entries arose, or to the periods in which the corrections were recorded.

Liquidity and Capital Resources, page 26

6.

With a view toward clarified disclosure in future filings, please tell us the material purposes of your financing transactions with Silicon Valley Bank. For example, explain why during your third fiscal quarter you repaid the entire principal amount outstanding, reborrowed the same principal amount with the same interest rate and then, subsequent to the quarter end, repaid the entire principal amount again.

Securities and Exchange Commission

Attention: Kevin L. Vaughn

January 6, 2011

Response:

In response to the comment, the Company advises the Commission that it has a $6 million revolving line of credit with the Silicon Valley Bank. The material purpose of the facility is to provide liquidity, if necessary, for the Company’s day-to-day operations. Due to the current economic climate and the tight credit market, the Company draws down on the revolving line of credit primarily to assure that funds are readily available should they be needed. The Company evaluates the need for the funds at the end of each quarter and unneeded borrowings are repaid to minimize interest expense. The Company undertakes to clarify its disclosure regarding its use of this facility in its future filings.

* * * * *

Securities and Exchange Commission

Attention: Kevin L. Vaughn

January 6, 2011

Attached hereto is an acknowledgement from the Company as requested in the Comment Letter.

Should the Commission have any additional comments or questions, please contact me at 650.320.4693. Otherwise, we respectfully request that the Commission confirm that it has no additional requests or comments.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Aaron J. Alter

Aaron J. Alter

cc:	Andrew J. Pease – Chief Executive Officer
Ralph S. Marimon – Chief Financial Officer
Christine Russell – Chairperson of the Audit Committee
Rishi Jobanputra – PricewaterhouseCoopers
Patricia E. Hart, Esq. – General Counsel

[Letterhead of QuickLogic Corporation]

January 6, 2011

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Kevin L. Vaughn, Accounting Branch Chief

Re:	QuickLogic Corporation
Form 10-K for the Fiscal Year Ended January 3, 2010
File No. 0-22671

Dear Mr. Vaughn:

In connection with that certain response letter dated January 6, 2011 from Wilson Sonsini Goodrich & Rosati on behalf of Quicklogic Corporation (the “Company”) to the Securities and Exchange Commission, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

QuickLogic Corporation

/s/ Ralph S. Marimon

Ralph S. Marimon, Vice President, Finance and Chief Financial Officer